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                  INDIANA MICHIGAN POWER COMPANY
                  RIVER TRANSPORTATION DIVISION
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 24039
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                             CONTENTS

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Summary of Billings                                           1
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                      INDIANA MICHIGAN POWER COMPANY
                       RIVER TRANSPORTATION DIVISION
                            SUMMARY OF BILLINGS
            BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
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                                                July 1995                  August 1995                  September 1995
                                        Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                                (per ton)    (000)           (per ton)    (000)           (per ton)    (000)

BARGING SERVICE BILLINGS TO AFFILIATES

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  116,097   $2.80      $325   190,394    $3.40      $648   177,792    $2.92       $520

    Amos Plant . . . . . . . . . . . .   15,587   $1.08        17    43,312    $1.08        47    11,804    $1.08         13

      Total. . . . . . . . . . . . . .  131,684              $342   233,706               $695   189,596                $533

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  170,091   $1.62      $276   168,983    $1.67      $282   114,065    $1.54       $176

    Kanawha River Plant. . . . . . . .    3,097   $ .66         2      -       $ -          -       -       $ -           -

      Total. . . . . . . . . . . . . .  173,188              $278   168,983               $282   114,065                $176

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .   75,459   $2.60      $196   121,295    $2.94      $356   112,467    $3.44       $387

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  845,412   $1.67    $1,412   880,194    $1.67    $1,470   885,177    $1.67     $1,478

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   55,710   $ .55      $ 31    85,741    $ .63      $ 54   103,805    $ .63       $ 65

    Gavin Plant. . . . . . . . . . . .   57,875   $1.40        81    33,186    $1.25        41    20,940    $1.16         24

    Mitchell Plant . . . . . . . . . .   42,737   $3.82       164    37,103    $3.90       145    60,489    $3.92        237

    Muskingum River Plant. . . . . . .     -      $ -          -     20,023    $2.73        55    18,446    $1.52         28

      Total. . . . . . . . . . . . . .  156,322              $276   176,053               $295   203,680                $354

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .   78,296   $2.45      $191    93,128    $2.45      $228    53,492    $2.44       $131

  Other Coal . . . . . . . . . . . . .  112,147   $2.08      $233   107,274    $2.09       224   163,290    $2.09       $341

  Other. . . . . . . . . . . . . . . .    4,405              $174     8,690               $195    11,761                 $67
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